AA
3-1-2002

cm

[redacted]

SE 04002147 COMMISSION
,549

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SEC MAIL RECEIVED
FEB 17 2004
WASH. D.C. 158
PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FALCON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 CENTER STREET - SUITE 800
(No. and Street)

LITTLE ROCK, AR 72201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GUS BLASS III (501) 372-5171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE	LITTLE ROCK	AR	72223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 3-1

OATH OR AFFIRMATION

I, GUS BLASS, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FALCON SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah A. Clark
Notary Public, State of Arkansas
Pulaski County
My Commission Exp. 07/07/2007

Signature

President
Title

Deborah A. Clark
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ XXXXXXXXXXXXXXXXXXXX. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCON SECURITIES, INC.
SEC. FILE NO. 8-31978

Financial Statements and Additional Information
Years ended December 31, 2003 and 2002

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falcon Securities, Inc.

We have audited the accompanying statements of financial condition of Falcon Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
January 15, 2004

FALCON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 22,926	$ 10,487
Investment securities owned:		
Marketable, at market value	33,075	22,400
Not readily marketable, at cost	12,600	12,600
Prepaid expenses	530	530
Total assets	$ 69,131	$ 46,017

STOCKHOLDERS' EQUITY

	2003	2002
Common stock, $1.00 par value: 1,000 shares authorized; 300 shares issued and outstanding	$ 300	$ 300
Additional paid-in capital	103,325	101,325
Accumulated deficit	(34,494)	(55,608)
Total stockholders' equity	$ 69,131	$ 46,017

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2003 and 2002

	2003	2002
Consulting income	$15,000	$ 6,000
Interest income	80	238
Unrealized gains (losses) on investment securities	10,675	(26,700)
Total income	25,755	(20,462)
Operating expenses:		
Commissions		5,000
NASD fees	910	723
Professional fees	2,050	2,050
Telephone		710
Taxes other than income tax	450	450
SIPC fees	150	150
Other	1,081	200
Total operating expenses	4,641	9,283
Net income (loss)	$21,114	$(29,745)

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - December 31, 2001	$300	$ 83,325	$(25,863)	$ 57,762
Capital contribution		18,000		18,000
Net loss			(29,745)	(29,745)
Balance - December 31, 2002	300	101,325	(55,608)	46,017
Capital contribution		2,000		2,000
Net income			21,114	21,114
Balance - December 31, 2003	$300	$103,325	$(34,494)	$ 69,131

See accompanying notes

FALCON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002

Increases (Decreases) in Cash and Cash Equivalents

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 21,114	$(29,745)
Adjustment to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase in prepaid expenses		(115)
Unrealized (gains) losses on investment securities	(10,675)	26,700
Net cash provided (used) by operating activities	10,439	(3,160)
Cash flows from investing activities:		
Purchase of investment securities		(15,600)
Cash flows from financing activities:		
Capital contribution	2,000	18,000
Net increase (decrease) in cash and cash equivalents	12,439	(760)
Cash and cash equivalents - Beginning of year	10,487	11,247
End of year	$ 22,926	$ 10,487

See accompanying notes

FALCON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

Falcon Securities, Inc. (the Company) is registered as a broker/dealer with the Securities Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the National Association of Securities Dealers, Inc. No securities were held for customers at December 31, 2003 and 2002 or during the years then ended.

Marketable investment securities -

Marketable securities owned consist of 3,500 shares of NASDAQ Stock Market, Inc., valued at the closing quoted market price ($9.45 per share at December 31, 2003).

Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of these securities are classified as unrealized gains and losses and are included in the determination of income.

Investments not readily marketable -

Investments not readily marketable are carried at cost and consist of warrants to purchase an additional 3,600 shares of NASDAQ Stock Market, Inc. obtained through a private placement issue. The warrants expire between June 25, 2004 and June 27, 2006 and carry exercise prices ranging from $14 to $16 per share. These warrants are periodically reviewed by management for evidence indicating that the value is permanently impaired. In the event a decline in value of the warrants is determined to be other than temporary, a loss would be recognized. Due to certain restrictions on the transfer of this investment, it is classified as a *nonallowable asset* for purposes of calculating the Company's *net capital*, as discussed in Note 4.

Cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2003 and 2002 or during the years then ended.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications -

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 basis of presentation.

(2) MARKETABLE INVESTMENT SECURITIES:

Marketable investment securities at December 31, 2003 and 2002 are summarized as follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2003	$49,100	$ -0-	$(16,025)	$33,075
December 31, 2002	$49,100	$ -0-	$(26,700)	$22,400

(3) INCOME TAXES:

The Company's stockholders have elected to be taxed under Subchapter S of the Internal Revenue Code whereby the income or loss of the Company is, in general, reported by the stockholder. Accordingly, the Company does not recognize a provision for income taxes.

(4) NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the aggregate indebtedness method which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $25,000, whichever is greater, unless the broker-dealer: does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers; does not carry customer accounts; and clears all trades through another broker-dealer, in which case minimum net capital of $5,000 is required. The Act also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

The Company does not carry customer accounts and does not transact trades and, accordingly, the Company is required to maintain $5,000 minimum net capital. Net capital as defined under Rule 15c3-1 was $51,040 and $10,487 at December 31, 2003 and 2002, respectively. The Company had no indebtedness at December 31, 2003 and 2002.

(5) RELATED PARTY TRANSACTIONS:

The Company uses certain office facilities and general and administrative services provided by a company affiliated through common ownership without charge.

ADDITIONAL INFORMATION

FALCON SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

December 31, 2003

Total stockholders' equity from statement of financial condition	$ 69,131
Less nonallowable assets - investment securities not readily marketable	(12,600)
- prepaid expenses	(530)
Less 15% haircut on marketable securities	(4,961)
Net capital	$ 51,040
Minimum capital required (6 2/3% of aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 46,040
Total aggregate indebtedness	$ -0-
Percent of aggregate indebtedness to net capital	0 %

Reconciliation with Company's Computation:

Net capital, as reported in Company's Part II A (unaudited) FOCUS Report	$ 51,040
Net audit adjustments	-0-
Net capital per above	$ 51,040

FALCON SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2003

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

AND

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at December 31, 2003.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
Falcon Securities, Inc.

In planning and performing our audit of Falcon Securities, Inc. (the Company) for the year ended December 31, 2003, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Falcon Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated January 15, 2004.

Falcon Securities, Inc. is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities. This condition is mitigated by the active involvement of the Company's president during the process of preparation and review of the Company's financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Falcon Securities, Inc., the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
January 15, 2004